 1-A/A LIVE 0001664996 XXXXXXXX 024-10526 false false true Innovative Climatic Technologies Corp NV 2015 0001664996 3690 81-0777104 0 1 13835 N. TATUM BLVD. #9-419 PHOENIX AZ 85032 602-768-2520 Michael T. Williams Other 120934.00 0.00 0.00 0.00 120934.00 23500.00 0.00 23500.00 97434.00 120934.00 0.00 523638.00 0.00 -523638.00 0.00 0.00 The Pun Group LLP- Accountants & Advisors Common Equity 7272000 None None 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 1500000 7272000 0.15 225000.00 0.00 0.00 0.00 225000.00 The Pun Group LLP- Accountants & Advisors 5000.00 Williams Securities Law Firm, P.A. 32000.00 189000.00 true false AZ CA CO FL LA OR TX false Innovative Climatic Technologies Corporation Common Stock 7272000 0 5,000,000 shares for license agreement; 1,072,000 founder shares at $.001 par value upon formation 1,200,000 for $.10 per share pre incorporation Section 4(2) of 1933 Act as limited number of investors, all accredited or sophisticated, no general advertising or solicitation and full access to all company information granted.